UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-33768

AIFU INC.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

AIFU Announces 1-for-20 Reverse Stock Split

As approved and authorized by the shareholders of AIFU Inc. (the “Company”) at the extraordinary general meeting held on April 29, 2026, the board of directors of the Company (the “Board”) will effect a reverse stock split (the “Reverse Split”) at a ratio of 1-for-20, to be effective on June 16, 2026.

Upon the Reverse Split becoming effective, every twenty (20) issued and unissued Class A ordinary shares of a par value of US$0.0001 each will be consolidated into one Class A ordinary share of a par value of US$0.002, and every twenty (20) issued and unissued Class B ordinary shares of a par value of US$0.0001 will be consolidated into one Class B ordinary share of a par value of US$0.002. No fractional shares will be issued in connection with the Reverse Split. Any fractional share resulting from the Reverse Split will be rounded up to the nearest whole number of shares at the participant level.

The Company expects that its Class A ordinary shares will commence trading on Nasdaq on a post-Reverse Split basis under the symbol “AIFU” on June 16, 2026. Upon the effectiveness of the Reverse Split, the aggregate number of outstanding ordinary shares of the Company will be reduced to 6,175,706 shares, comprising 5,925,706 Class A ordinary shares and 250,000 Class B ordinary shares. The trading price of the Company’s consolidated Class A ordinary shares is expected to increase commensurately. The new CUSIP number for the consolidated Class A ordinary shares will be G3314G128.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: June 12, 2026

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